Articles of Merger

              (Pursuant to NRS Chapter 92A - excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ___ and attach an 8 1/2 x 11 blank sheet containing the required information for each additional entity.

Name of merging entity:  NewMarket Latin America, Inc.
Jurisdiction:  Delaware

Name of surviving entity: NewMarket Technology, Inc.

6) Location of Plan of Merger: (b) the entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional): June 29, 2010

8) Signature:

/s/Philip Rauch, President

/s/Bruce Noller, CEO